[ALPINE 4 LETTERHEAD]

Larry Spirgel
Assistant Director
Christie Wong
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

November 2, 2015

RE:	Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 3 to Registration Statement on Form S-4
Filed October 21, 2015,
File No. 333-199840
Your Letter Dated October 30, 2015

Dear Ms. Wong and Messrs. Spirgel, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated October 30, 2015, in reference to the filing by Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.) (the “Company”) of Amendment No. 3 to the Company’s registration statement on Form S-4, File No. 333-199840 (the “Registration Statement”) filed October 21, 2015, on behalf of Alpine 4 Technologies, Ltd.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 4”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 4, redlined to show changes to the original Registration Statement, together with a paper copy of this response letter, have also been provided for your convenience.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 4.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 4.

Authorized Capital Stock

Preferred Stock, page 67

1. We note your intention to issue 500,000 shares of to-be-created Series B Preferred Stock. Please expand your current preferred stock disclosures to describe the actual or anticipated rights, preferences, voting rights, etc. of this new class of issued stock.

Response to Comment No. 1

As of the date of Amendment No. 4, the Company and the Paragon parties had not completed their negotiations relating to the specific rights, preferences, and terms of the to-be-created Series B Preferred Stock. The Company has noted this limitation on its ability to provide specific details in the disclosure of the anticipated terms of the Series B Preferred Stock that have been discussed to date between the Company and the Paragon parties.  The Company will provide additional details relating to the specific terms of the Series B Preferred upon the filing of the Certificate of Designation.

Execution of Membership Interest Purchase Agreement for Clean Choice Solar, LLC, Future Closing of Transaction, page 42

2. Please disclose whether or not management believes it is probable that the acquisition of CCS will be consummated. Also disclose the timing of the acquisition and clarify whether it will be before or after the consummation of the transaction with AutoTek, Inc.

Response to Comment No. 2

The Company has provided disclosures that the Company’s management anticipates that the closing of the CCS transaction is probable, and that although there can be no guarantees, the Company’s management anticipates that the CCS transaction will close in the first quarter of 2016.  The Company’s management is unable to determine whether the CCS transaction will close before or after the consummation of the AutoTek transaction.

3. Disclose to the total fair value of the CCS purchase consideration.

Response to Comment No. 3

The Company has disclosed the total fair value of the CCS purchase consideration in Amendment No. 4.

4. With respect to the acquisition of CCS, please provide us your tests of significance prepared pursuant to 8-04 of Regulation S-X.

Response to Comment No. 4

The significant subsidiary tests for the proposed Clean Choice Solar transaction are as follows:

	Net loss		Total
	for the		Assets
	Year Ended	Total	as of
	12/31/2014	Investment	12/31/2014
Alpine 4	$605,234	$224,858	$224,858
Clean Choice	$2,327,460	$8,400,000	$504,517
Percentage	385%	3736%	224%
Significant	Yes	Yes	Yes

Execution of Stock Purchase Agreement for Paragon Fabricators Incorporated and Paragon Field Services, Inc., Future Closing of Transaction, pages 45 – 47

5. Please disclose whether or not management believes it is probable that the acquisition of Paragon will be consummated. Also disclose the timing of the acquisition and clarify whether it will be before or after the consummation of the transaction with AutoTek, Inc.

Response to Comment No. 5

The Company has provided disclosures that the Company’s management anticipates that the closing of the Paragon transaction is probable, and that although there can be no guarantees, the Company’s management anticipates that the Paragon transaction will close in the fourth quarter of 2015.  The Company’s management is unable to determine whether the Paragon transaction will close before or after the consummation of the AutoTek transaction.

6. Disclose to the total fair value of the Paragon purchase consideration.

Response to Comment No. 6

The Company has disclosed the total fair value of the Paragon purchase consideration in Amendment No. 4.

7. With respect to the acquisition of Paragon, please provide us your tests of significance prepared pursuant to 8-04 of Regulation S-X.

Response to Comment No. 6

The significant subsidiary tests for the proposed Paragon transaction are as follows:

	Net loss		Total
	for the		Assets
	Year Ended	Total	as of
	12/31/2014	Investment	12/31/2014
Alpine 4	$605,234	$224,858	$224,858
Paragon	$645,238	$5,600,000	$1,942,302
Percentage	107%	2490%	864%
Significant	Yes	Yes	Yes

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/Kent Wilson

Kent Wilson
CEO/CFO

encl	S-4 Amendment No. 4 Clean
S-4 Amendment No. 4 Redline